UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

The Medicines Company
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

584688105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 584688105	Page 2 of 12 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 706,000
	8	SHARED VOTING POWER 3,446,000
	9	SOLE DISPOSITIVE POWER 706,000
	10	SHARED DISPOSITIVE POWER 3,446,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,152,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584688105	Page 3 of 12 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,152,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,152,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,152,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 584688105	Page 4 of 12 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,974,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,974,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584688105	Page 5 of 12 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 592,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 592,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.80%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584688105	Page 6 of 12 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 475,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584688105	Page 7 of 12 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Athena Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 405,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584688105	Page 8 of 12 Pages

Item 1.  Security and Issuer.
This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by The Medicines Company (the “Issuer”).  The address of the principal executive offices of the Issuer is 8 Sylvan Way, Parsippany, NJ 07054.
Item 2.  Identity and Background.
The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”), Sarissa Capital Athena Fund Ltd, a Cayman Islands exempted company (“Sarissa Athena”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Catapult, Sarissa Hawkeye and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830 and (ii) each of Sarissa Offshore and Sarissa Athena is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds (such funds, the “Sarissa Funds”), including Sarissa Offshore, Sarissa Catapult, Sarissa Hawkeye and Sarissa Athena.  The ultimate general partner of each of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye and the managing member of Sarissa Catapult is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
The aggregate purchase price for the Share acquisitions reported on this Schedule 13D by the Reporting Persons was approximately $17,582,969 (including commissions), in the aggregate.  The source of funding for these Shares was the general working capital of the respective purchasers.
Item 4.  Purpose of Transaction.
The Reporting Persons purchased the Shares because they believe the Shares are undervalued.  The Reporting Persons believe that the Issuer’s key asset, Inclisiran, could become a blockbuster, transforming care for millions of patients suffering from elevated low density lipoprotein cholesterol (LDL-C) – a leading cause of cardiovascular disease, – due to its unique ability to deliver substantial, durable LDL-C reductions via twice-a-year dosing.

CUSIP No. 584688105	Page 9 of 12 Pages

The Reporting Persons reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,152,000 Shares representing approximately 5.62% of the Issuer’s outstanding Shares (based upon the 73,899,749 Shares stated to be outstanding as of April 22, 2019 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on April 26, 2019).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 1,974,000 Shares.  Sarissa Catapult has sole voting power and sole dispositive power with regard to 592,000 Shares.  Sarissa Hawkeye has sole voting power and sole dispositive power with regard to 475,000 Shares.  Sarissa Athena has sole voting power and sole dispositive power with regard to 405,000 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 3,446,000 Shares held by the Sarissa Funds and the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) an additional 706,000 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of each of Sarissa Offshore and Sarissa Hawkeye and the managing member of Sarissa Catapult, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 4,152,000 Shares, in the aggregate, held by Sarissa Capital and the Sarissa Funds.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 30, 2019.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sarissa Athena	May 20, 2019	160,000	34.50
Sarissa Athena	May 21, 2019	76,600	33.95
Sarissa Athena	May 22, 2019	83,400	33.13
Sarissa Athena	May 29, 2019	35,000	34.85
Sarissa Athena	May 30, 2019	50,000	34.81

Sarissa Capital	May 21, 2019	55,400	33.95
Sarissa Capital	May 22, 2019	55,600	33.13

CUSIP No. 584688105	Page 10 of 12 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On December 17, 2018, certain of the Reporting Persons purchased $20,000,000 in aggregate principal amount of the Issuer’s 3.50% Convertible Senior Notes due 2024.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

1 Joint Filing Agreement of the Reporting Persons

CUSIP No. 584688105	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2019

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Senior Partner, General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Senior Partner, General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Authorized Person

SARISSA CAPITAL ATHENA FUND LTD

By:	/s/ Alexander J. Denner, Ph.D Name: Alexander J. Denner, Ph.D. Title: Director

/s/Alexander J. Denner, Ph.D.__________________
Alexander J. Denner, Ph.D.

CUSIP No. 584688105	Page 12 of 12 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America except that each of Cary Marr and Jonathan Roney are citizens of the Cayman Islands. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital and Director of Sarissa Athena

Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital

Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital

Cary Marr	Director of Sarissa Athena

Business Address:
3rd Floor Harbour Centre
North Church Street
P.O. Box 61
Grand Cayman KY1-1102
Cayman Islands
Principal Occupation:
Professional Director registered pursuant to the
Directors Registration and Licensing Law 2014

Jonathan Roney	Director of Sarissa Athena

Business Address:
Intertrust Corporate Services
190 Elgin Avenue, George Town
Grand Cayman KY1-9005
Cayman Islands
Principal Occupation:
Director, Intertrust Corporate Services